Exhibit 99.3

THIS LETTER OF TRANSMITTAL IS FOR USE ONLY IN CONJUNCTION WITH THE PLAN OF ARRANGEMENT INVOLVING PARAMOUNT ENERGY TRUST, PARAMOUNT ENERGY OPERATING CORP., PERPETUAL ENERGY INC. AND PARAMOUNT UNITHOLDERS.

THIS LETTER OF TRANSMITTAL MUST BE VALIDLY COMPLETED, DULY EXECUTED AND RETURNED TO THE DEPOSITARY, COMPUTERSHARE INVESTOR SERVICES INC. IT IS IMPORTANT THAT YOU VALIDLY COMPLETE, DULY EXECUTE AND RETURN THIS LETTER OF TRANSMITTAL ON A TIMELY BASIS IN ACCORDANCE WITH THE INSTRUCTIONS CONTAINED HEREIN.

LETTER OF TRANSMITTAL

FOR REGISTERED UNITHOLDERS OF PARAMOUNT ENERGY TRUST

Please read the Instructions set out below carefully before completing this Letter of Transmittal.

TO:	PARAMOUNT ENERGY TRUST
AND TO:	PARAMOUNT ENERGY OPERATING CORP.
AND TO:	PERPETUAL ENERGY INC.
AND TO:	COMPUTERSHARE INVESTOR SERVICES INC. (“Computershare” or the “Depositary”)

This Letter of Transmittal is for use by registered holders (“Unitholders”) of trust units (“Units”) of Paramount Energy Trust (“PET” or the “Trust”) in connection with the proposed arrangement (“Arrangement”) involving the Trust, Paramount Energy Operating Corp. (“PEOC”), Perpetual Energy Inc. (“Perpetual”) and Unitholders pursuant to an Arrangement Agreement dated effective May 10, 2010, the full text of which is set out in the Information Circular and Proxy Statement (the “Information Circular”) of the Trust dated May 10, 2010.

Pursuant to the Arrangement, Unitholders will receive, through a series of transactions, exchanges and distributions, for each Unit held, one common share (“Common Share”) of Perpetual.

Capitalized terms used, but not defined in this Letter of Transmittal, shall have the meanings given to them in the Information Circular.

Unitholders will not receive Common Shares or any distributions or dividends which may be declared thereon after the Effective Date until they submit the certificates for their Units to the Depositary along with a validly completed and duly executed Letter of Transmittal. Each certificate(s) formerly representing Units that is not deposited with all other documents as required pursuant to the Plan of Arrangement on or prior to the fifth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature including the right of the holder to receive Common Shares or any distributions or dividends which may have been declared thereon.

The use of the mail to transmit certificates representing Units and the Letter of Transmittal is at each holder’s risk. PET recommends that such certificates and documents be delivered by hand to the Depositary and a receipt therefor be obtained or that registered mail be used.

A Unitholder whose Units are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee for assistance in depositing their Units.

PART I – DELIVERY AND EXCHANGE OF UNITS

The undersigned delivers to you the enclosed certificate(s) representing Units to be exchanged for certificate(s) representing Common Shares pursuant to and in accordance with the Arrangement described in the Information Circular.

Certificate Number(s)	Name(s) in which Units are Registered	Number of Units Deposited

TOTAL:

(If space is not sufficient, please attach a list in the above form.)

☐	Some or all of my Units certificates have been lost, stolen or destroyed. Please review Instruction 7 for the procedure to replace lost or destroyed certificates. (Check box if applicable).

AUTHORIZATION

The undersigned:

1.	represents and warrants that the undersigned is the legal owner of the above listed Units and has good title to the rights represented by the above mentioned certificate(s) free and clear of all liens, charges, encumbrances, claims and equities and, together with all rights and benefits, has full power and authority to deliver such certificate(s);

2.	represents and warrants that all information provided by the undersigned is true, accurate and complete;

3.	represents and warrants that it is resident in the jurisdiction set out as “Address of Unitholder” on page 4;

4.	acknowledges receipt of the Information Circular;

5.	directs the Depositary to issue or cause to be issued the certificates representing the Common Shares to which the undersigned is entitled on completion of the Arrangement in the name indicated below and to send the certificates representing the Common Shares to the address, or hold the same for pickup, as indicated in this Letter of Transmittal, unless otherwise indicated under Box A - Special Issuance Instructions or Box B - Special Delivery Instructions on the following page;

6.	covenants and agrees to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the exchange of certificate(s) representing Units for certificate(s) representing Common Shares;

7.	acknowledges that all authority conferred or agreed to be conferred by the undersigned herein may be exercised during any subsequent legal incapacity of the undersigned and shall survive the death, incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon any heirs, personal representatives, successors and assigns of the undersigned; and

8.	by virtue of the execution of this Letter of Transmittal, shall be deemed to have agreed that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any Units deposited pursuant to the Arrangement will be determined by Perpetual in its sole discretion and that such determination shall be final and binding and acknowledges that there shall be no duty or obligation on the Trust, PEOC, Perpetual, the Depositary or any other person to give notice of any defect or irregularity in any deposit and no liability shall be incurred by any of them for failure to give such notice.

Unless otherwise indicated in Box A – Special Issuance Instructions or Box B – Special Delivery Instructions on the next page (in which case issuance or delivery should be made in accordance with those instructions), the certificate(s) for the Common Shares should be issued in the name of the undersigned and forwarded to the undersigned at the address specified below the signature of the undersigned (or if no such address or delivery instructions are made, to the latest address of record on the Trust’s register of Units). If the Arrangement is not completed and the Arrangement Agreement is terminated or the Trust, PEOC or Perpetual terminate their obligations thereunder, the undersigned directs the Depositary to return the enclosed certificate(s) in accordance with the instructions in the preceding sentence.

BOX A – SPECIAL ISSUANCE INSTRUCTIONS

(See Instruction 2)

ISSUE CERTIFICATE(S) IN THE NAME OF:

(Please Print Name)

(Street Address and Number)

(City and Province or State)

(Country and Postal Code)

(Telephone – Business Hours)

(Social Insurance or Social Security Number)

BOX B – SPECIAL DELIVERY INSTRUCTIONS

(See Instruction 2)

SEND CERTIFICATE(S) TO: (Unless Box C is
checked)

(Please Print Name)

(Street Address and Number)

(City and Province or State)

(Country and Postal Code)

BOX C HOLD FOR PICK-UP ☐ Check here if the certificate(s) for the Common Shares are to be held for pick-up at the office of the Depositary at which this Letter of Transmittal is deposited.

UNITHOLDER SIGNATURE(S)

Signature guaranteed by (if required under Instructions 3 and 4):	Dated: , 20

Authorized Signature of Guarantor	Signature of Unitholder or Authorized Representative (see Instructions 3 and 5)

Name of Guarantor (please print or type)

Address of Guarantor (please print or type)	Address of Unitholder

Daytime Telephone Number of Unitholder

Facsimile Number of Unitholder

Social Insurance Number or U.S. Resident Taxpayer Identification Number (must be provided)

Name of Unitholder (please print or type)

Name of Authorized Representative, if applicable (please print or type)

INSTRUCTIONS

1.	Use of Letter of Transmittal

(a)	This Letter of Transmittal (or a manually executed copy hereof) validly completed and duly executed as required by the instructions set forth below, together with the certificate(s) representing the Units and all other documents required by the terms of the Arrangement must be received by the Depositary at one of the addresses specified on the back page of this document.

(b)	The method used to deliver this Letter of Transmittal and any accompanying certificate(s) representing Units and all other required documents is at the option and risk of the person depositing the same, and delivery will be deemed effective only when such documents are actually received. It is recommended that such certificate(s) and documents be delivered by hand and a receipt obtained or registered mail to the Depositary, at either of its offices specified on the back page of this document, and a receipt obtained. However, if such documents are mailed, it is recommended that registered mail be used with return receipt requested and that proper insurance be obtained. Unitholders whose Units are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee to deposit their Units.

2.	Special Issuance and Delivery Instructions

Boxes A – Special Issuance Instruction and B – Special Delivery Instructions, as applicable, should be completed if the certificate(s) for the Common Shares to be issued pursuant to the Arrangement are to be: (a) issued in the name of a person other than the person signing the Letter of Transmittal; (b) sent to someone other than the person signing the Letter of Transmittal; or (c) sent to the person signing the Letter of Transmittal at an address other than that appearing below that person’s signature. See also Instruction 4 “Guarantee of Signatures” below.

3.	Signatures

This Letter of Transmittal must be validly completed and duly executed by the holder of Units, or by such holder’s duly authorized representative (in accordance with Instruction 5 “Fiduciaries, Representatives and Authorizations” below).

(a)	If this Letter of Transmittal is executed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such transmitted certificate(s) are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

(b)	If this Letter of Transmittal is executed by a person other than the registered owner(s) of the Units or if certificates representing the Common Shares are to be issued to a person other than such registered holder(s):

(i)	such deposited certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and

(ii)	the signature(s) on such endorsement panel or share transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 4 “Guarantee of Signatures” below.

4.	Guarantee of Signatures

If this Letter of Transmittal is executed by a person other than the registered owner(s) of the Units or if certificates representing Common Shares are to be issued to a person other than the registered holder(s) or sent to an address other than the address of the registered holder(s) as shown on the register of Unitholders maintained by the transfer agent of the Trust, such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

An “Eligible Institution” means a Canadian Schedule 1 chartered bank, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority or banks and trust companies in the United States.

5.	Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal or any certificate(s) or share transfer or power of attorney is executed by a person as an executor, administrator, trustee, guardian, attorney-in-fact or agent or on behalf of a corporation, partnership or association or is executed by any other person acting in a fiduciary or representative capacity, this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. The Depositary, at its discretion, may require additional evidence of authority or additional documentation.

6.	Miscellaneous

(a)	If the space on this Letter of Transmittal is insufficient to list all certificates for Units, additional certificate(s) numbers and the number of Units represented thereby may be included on a separate signed list affixed to this Letter of Transmittal.

(b)	If Units are registered in different forms (e.g. “John Doe” and “J. Doe”), a separate Letter of Transmittal should be signed for each different registration.

(c)	No alternative, conditional or contingent deposits will be accepted. All depositing Unitholders by execution of this Letter of Transmittal (or a copy thereof) waive any right to receive any notice by the Depositary.

(d)	The holder of the Units covered by this Letter of Transmittal hereby unconditionally and irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Alberta and the courts of appeal therefrom.

(e)	Additional copies of the Letter of Transmittal may be obtained on request and without charge from the Depositary at either of its offices at the addresses listed on the back page of this document.

7.	Lost Certificates

If a certificate(s) representing Units has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss or destruction, to the Depositary. The Depositary will respond with the replacement requirements, which must be completed and returned to the Depositary.

8.	Fractional Shares

No certificate(s) representing fractional Common Shares shall be issued under the Arrangement. In lieu of any fractional shares, each registered Trust Unit otherwise entitled to a fractional interest in a Common Share will receive the nearest whole number of Common Shares (with fractions equal to exactly 0.5 being rounded up).

9.	Computershare Privacy Notice

Computershare is committed to protecting your personal information. In the course of providing services to you and its corporate clients, Computershare receives non-public personal information about you – from transactions it performs for you, forms you send to Computershare, other communications Computershare has with you or your representatives, etc. This information could include your name, address, social insurance number, securities holdings and other financial information. Computershare uses this to administer your account, to better serve you and its clients’ needs and for other lawful purposes relating to its services. Computershare has prepared a Privacy Code to tell you more about its information practices and how your privacy is protected. It is available at Computershare’s website, computershare.com, or by writing Computershare at 100 University Avenue, Toronto, Ontario M5J 2Y1. Computershare will use the information you are providing on this form in order to process your request and will treat your signature(s) on this form as your consent to the above.

OFFICES OF THE DEPOSITARY

COMPUTERSHARE INVESTOR SERVICES INC.

Toll Free Telephone (within Canada and the U.S.): 1-800-564-6253

Outside North America: 1514-982-7555

E-mail: corporateactions@computershare.com

By Mail:

Toronto

Computershare Investor Services Inc.

P.O. Box 7021

31 Adelaide St. E.

Toronto, Ontario M5C 3H2

Attention: Corporate Actions

By Hand, by Courier or by Registered Mail:

Calgary	Toronto

Computershare Investor Services Inc. 600, 530-8th Avenue S.W. Calgary, Alberta T2P 3S8 Attention: Corporate Actions	Computershare Investor Services Inc. 100 University Ave. 9th Floor, North Tower Toronto, Ontario M5J 2Y1 Attention: Corporate Actions

Any questions and requests for assistance may be directed by holders of Units to the Depositary at the telephone number and locations set out above.